Room 301, No. 11 Building No. 1 Zone of Future Business Center,
1st Street of Wuliqiao Road,
Chaoyang District, Beijing, China 100024
(86)10-59621278

November 26, 2007

By EDGAR Transmission and by Hand Delivery

John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	China Agritech, Inc.
Registration Statement on Form S-1
Filed November 26, 2007
File No. 333-145562

Dear Mr. Reynolds,

China Agritech, Inc. (“Agritech”) hereby submits this Amendment No. 2 to our Form S-1, filed November 26, 2007, Commission File Number 333-145562 (the “Form S-1”) in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 19, 2007, with respect to the Form S-1.

We understand and agree that:

-Agritech is responsible for the adequacy and accuracy of the disclosures in the filings.

-Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

-Agritech may not assert Staff comments as a defense in any proceeding initiated by the  Commission or any person under the federal securities laws of the United States.

Prospectus Summary, page 4

1. We note your response to prior comment 13 of our letter dated September 26, 2007. However, the revised disclosures regarding your net income for the six months ended June 30, 2007 and 2006 are now incorrect. In addition, we note that the disclosures on page 24 regarding the quarterly period ended March 31, 2007 are also inconsistent with the amounts reported in your Form 10-Q for this period. Please revise as appropriate and ensure that your disclosures throughout the registration statement are consistent with the amounts included in your periodic reports and with the financial statements included in the registration statement:

John Reynolds .
November 26, 2007

Agritech Response:

We have revised our disclosures and corrected the inconsistencies. The S-1/A Amendment No. 2 we are filing reflects the most recent and updated financial information.

Our Competitive Strengths, page 37

2. In the initial sub-section, “Strong Market Position”, please explain the reference to “often referred to”. Identify the source of the company being “one of the top-10 organic fertilizer manufacturers.”

Agritech Response:

We have deleted this reference.

General

3. As previously requested in the staff's comment #3 from our letter dated September 26, 2007, please update your disclosure to include the latest material information outlined in several recent press releases, including but not limited to information about the new sales contract with Sinochem Fertilizer Co., Ltd. Please insure that all material contracts are filed as exhibits to the registration statement as required by Item 601(b) of Regulation S-K.

Agritech Response:

We have insured that all material contracts are filed as an exhibit to the registration statement. We have added language which specifically discusses the Sinochem Fertilizer Co., Ltd. contract.

Part II

Item 16, Exhibits

Exhibit 5, Opinion of Counsel

4. Please represent in the response letter accompanying the next amendment or revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

John Reynolds .
November 26, 2007

Agritech Response:

We have included the required opinions as an exhibit to Amendment No. 2 to the Form S-1. One opinion covering most of the shares in the Form S-1, as amended is being rendered by Thelen Reid Brown Raysman & Steiner LLP and the other is being rendered by Sutor, Lipton & Luttrull, P.C.

Since the time when Amendment No. 1 to the Form S-1 was filed we have published our third quarter financial results on Form 10-Q. Accordingly, we have updated the Form S-1 by reflecting the latest financial numbers in Amendment No. 2.

If you would like to discuss the Form S-1, as amended, or if you would like to discuss any other matters, please contact the undersigned at (86) 10-58702123 or Joseph R. Tiano, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel, at (202) 508-4306.

CHINA AGRITECH, INC.

By:	/s/Yu Chang
Yu Chang
Chairman and Chief Executive Officer